SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 1, 2004]

Metso Corporation (Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date March 1, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

JORMA ELORANTA TO START AS PRESIDENT AND CEO OF METSO CORPORATION

(Helsinki, Finland, March 1, 2004) — Metso Corporation’s (NYSE: MX; HEX: MEO) Jorma Eloranta, M.Sc. (Tech.), started as President and CEO of Metso Corporation on March 1, 2004. He was appointed in November 2003 by the Board of Directors of Metso Corporation. Olli Vaartimo, who has been the acting President and CEO of Metso Corporation, will continue as Metso’s Executive Vice President, CFO and deputy to CEO.

Jorma Eloranta, who was born in 1951, comes to Metso from Kvaerner Masa-Yards Inc., where he held the position of as President and CEO. Prior to that, he has been President and CEO of Patria Industries Group in 1997-2001, Deputy Chief Executive of Finvest Group and Jaakko Pöyry Group in 1996-1997 as well as President of Finvest Ltd in 1985-1995.

In addition to his position in Metso, Jorma Eloranta is the Vice Chairman of the Board of Aspocomp Group Oyj, a Board Member in Kvaerner Masa-Yards Inc. and a Vice Chairman of the Supervisory Board of Sampo Life Insurance Company Ltd. Jorma Eloranta has announced to the Board of Aspocomp Group Oyj that he will not be available for re-election in the Aspocomp Annual General Meeting in 2004.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 27,400. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.